SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,581	Filing Party: :	Arigene Co., Ltd.
Form or Registration No.:	Schedule TO-T	Date Filed: :	October 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements Item 11 in the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time, and copies of which were filed as exhibits to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is amended to add the following paragraph at the end thereof:

“Legal Proceedings. On October 21, 2009, a purported class action lawsuit, Robert Haas v. Martin Mattingly, et al. was filed in the United States District Court for the Middle District of North Carolina. This action purports to be on behalf of all public stockholders of the Company and names as defendants the members of the Company Board. The complaint alleges that members of the Company Board violated the Exchange Act and SEC rules by failing to disclose in SEC filings material information regarding the Offer. The relief sought in this complaint is, among other things, an injunction against the Offer and dissemination of a revised Solicitation/Recommendation Statement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2009	RTM Acquisition Company

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: October 26, 2009	Arigene Co., Ltd.

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer